UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Power Efficiency Corporation
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

739268 20 9
(CUSIP Number of Class of Securities)

Philip L. Meisel
1005 Trophy Hills Drive
Las Vegas, NV 89134
702-243-3090

With copies to:

Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, NY
212-370-1300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010
(Date of Event Which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 739268 20 9

(1)	Name of Reporting Person Philip L. Meisel S.S. or I.R.S. Identification No. of Above Person

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 18,750,000 (1)

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 18,750,000 (1)

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 29.4%(1)

(14)	Type of Reporting Person IN

_______________________
(1)
As of June 21, 2010, Philip L. Meisel (“Mr. Meisel”) beneficially owns, and is the record holder of, 125,000 shares of Series D Convertible Preferred Stock, $0.001 par value per share, of Power Efficiency Corporation (the “Company” or the “Issuer” and, the Series D Convertible Preferred Stock, the “Series D Preferred”), and 6,250,000 warrants to purchase shares of the Company’s common stock, $0.001 par value per share, at an exercise price of $0.19 per share (the “Warrants”).  Each share of Series D Preferred is convertible into 100 shares of the Company’s common stock, at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $0.16 per share, which is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Series D Preferred have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Series D Preferred at the then-applicable conversion price.

Based on the foregoing and as of the date hereof, the 125,000 shares of Series D Preferred beneficially owned by Mr. Meisel, on an as-converted basis, is convertible into 12,500,000 shares of Company common stock and when aggregated with the 6,250,000 Warrants owned by Mr. Meisel represents 29.4% of the total voting power of the voting stock of the Company (based on 45,086,883 shares of common stock outstanding as of May 13, 2010 as reported in the Form 10-Q (File No. 000-31805) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010 calculated in accordance with Rule 13d-3(d).

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Power Efficiency Corporation, a Delaware corporation.  The principal executive offices of the Company are located at 3960 Howard Hughes Parkway, Suite 460, Las Vegas, NV 89169.

Item 2.	Identiy and Background

This Schedule13D is filed on behalf of Philip L. Meisel (“Mr. Meisel”).

The principal address of Mr. Meisel 1005 Trophy Hills Drive, Las Vegas, NV 89134.

Mr. Meisel has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

Mr. Meisel has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Meisel is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
The source of funds used in the acquisition of the Issuer’s securities is personal funds of Mr. Meisel.

Item 4.	Purpose of Transaction
Mr. Meisel acquired the shares for personal investment

Item 5.	Interest in Securities of the Issuer

(a)       Based on calculations made in accordance with Rule 13d-3(d) and there being 45,086,883 shares of Company common stock outstanding as of May 13, 2010 as reported in the Form 10-Q (File No. 000-31805) of the Company, filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010, Mr. Meisel beneficially owns 125,000 shares of the Series D Preferred, which is currently convertible into 12,500,000 shares of Common Stock, and 6,250,000warrants to purchase shares of the Company’s Company common stock, which when aggregated, represents beneficial ownership of 29.4% of the Company’s outstanding common stock.

(b)       Mr. Meisel has the sole power to vote and dispose of the 18,750,000 shares of Common Stock.

(c)       In the Issuer’s private placement of securities that closed on June 21, 2010, Mr. Meisel paid $2,000,000 for 125,000 Units, each Unit consisting of 1 share of the Series D Preferred and a warrant exercisable for up to 50 shares of the Issuer’s common stock at an exercise price of $0.19 per share.  Each share of the Series D Preferred is initially convertible into 100 shares of common stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2010

By:	/s/ Philip L. Meisel
Name: Philip L. Meisel